Exhibit 99.1

Super Group Issues Business Update as 2024 Closes

•  Raises full year guidance for total revenue to €1.6 billion

• Further raises full year ex-US Adjusted EBITDA guidance to greater than €360 million

• Cash dividend of 15¢ per share declared for Q4 2024, to be paid in early January 2025

New York, NY – December 10, 2024 – Super Group (SGHC) Limited (NYSE: SGHC), the parent company of Betway, a leading online sports betting and gaming business and Spin, the multi-brand online casino, today issued a business update following a strong performance in the first two months of Q4 2024.

Super Group is raising its prior full-year 2024 total revenue guidance from €1.55 billion to €1.6 billion, and its ex-US Adjusted EBITDA guidance from greater than €345 million to at least €360 million.

In light of the company’s performance, Super Group’s Board of Directors has declared a special cash dividend on its ordinary shares of 15¢ per share, payable on 8 January 2025 to shareholders of record as of the close of business on 23 December 2024. This dividend, combined with the initial 2024 dividend of 10¢ per share paid in July, takes the total shareholder dividend declared for 2024 to 25¢ per share. The company re-iterated its intention to begin paying a regular quarterly dividend, subject to Board approval, in 2025.

Chief Executive Officer, Neal Menashe commented: “I’m very proud of our performance this year and delighted we are in a position to raise our full-year revenue and ex-US Adjusted EBITDA guidance again while announcing another dividend for 2024. We have consistently said that we will consider returning excess cash to shareholders, and the outstanding performance of the business throughout 2024 alongside the continued strength of our balance sheet, has given us the platform to be able to do this. It has been a super year for Super Group and we look forward to building on this success as we move into 2025.”

ENDS

About Super Group

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.sghc.com.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements in this press release include statements regarding Super Group’s intention to pay dividends, including the expected amount and timing of such dividends, as well as expectations and projections of market opportunity, growth and profitability, and expectations for the remainder of 2024 and 2025, including revenue and ex-US Adjusted EBITDA guidance for the full year 2024.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.